

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

The following is included in this Report on Form 6-K:

1. Report of Share Issuance presented to the Israel Registrar of Companies in May, 2002.

2. Press Release dated May 8, 2002.

Report of Share Issuance

Company:	Taro Pharmaceutical Industries Limited
Date of Issuance:	March 12, 2002
No. of Company:	52-002290-6
Name of Shares:	Ordinary
Symbol of Shares:	Ord.
Par Value:	NIS 0.0001
No. of Shares Issued:	49
For Cash Consideration:	49

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Resident			
Shareholder:	Sikander Remtulla	**0.0001**	**24**	**11.39**
			25	**11.63**

Address: 62 Lappin Avenue
Toronto, Ontario M6I 1Y4
Canada

Cash allocation
Amount regarded as paid for each share: 24 – 11.39NIS; 25 – 11.63NIS

Reported by:	Kevin Connelly
I.D. number	
Title:	Chief Financial Officer
Date:	March 13, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: March 12, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 25
For Cash Consideration: 25

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Resident VN889386			
Shareholder:	Ramdial Singh	**0.0001**	**25**	**11.60**

Address: 1207-1375 Midland Ave.
Scarborough, ONT M1P 3B7
CANADA

Cash allocation
Amount regarded as paid for each share: 25 – 11.60NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: March 13, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: March 11, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 2,500
For Cash Consideration: 2,500

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	USA Resident			
Shareholder:	Robert Henson	**0.0001**	**2,500**	**28.85**

Address: 1449 N. Los Alamos
Mesa, AZ 85213-4220
USA

Cash allocation
Amount regarded as paid for each share: 2,500 – 28.85NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: March 13, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: March 11, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 49
For Cash Consideration: 49

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Resident 4658141			
Shareholder:	Jason Joseph	**0.0001**	**24**	**11.38**
			25	**11.61**

Address: 81 Faywood Drive
Brampton, ONT L6Y 4M1
CANADA

Cash allocation
Amount regarded as paid for each share: 24 – 11.38NIS; 25 – 11.61NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: March 12, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: March 11, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 49
For Cash Consideration: 49

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Resident VF961034			
Shareholder:	Hasan Qazi	**0.0001**	**24**	**11.38**
			25	**11.61**
Address:	66 Coppard Ave. Markham, Ontario L3S 2R2 CANADA			

Cash allocation
Amount regarded as paid for each share: 24 – 11.38NIS; 25 – 11.61NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: March 12, 2002

Report of Share Issuance

Company:	Taro Pharmaceutical Industries Limited
Date of Issuance:	March 8, 2002
No. of Company:	52-002290-6
Name of Shares:	Ordinary
Symbol of Shares:	Ord.
Par Value:	NIS 0.0001
No. of Shares Issued:	49
For Cash Consideration:	49

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Passport VK 297567			
Shareholder:	Patricia Mohabir	**0.0001**	**24**	**11.38**
			25	**11.59**

Address: 33 Livingston Drive
Caledon, ONT L7C 1A1
CANADA

Cash allocation
Amount regarded as paid for each share: 24 – 11.38NIS; 25 – 11.59NIS

Reported by:	Kevin Connelly
I.D. number	
Title:	Chief Financial Officer
Date:	March 10, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: March 8, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 49
For Cash Consideration: 49

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Resident 61-05-028675			
Shareholder:	Frank Calver	**0.0001**	**24**	**11.38**
			25	**11.61**

Address: 41 Kenwell Cres
Barrie, Ontario L4N 0A3
CANADA

Cash allocation
Amount regarded as paid for each share: 24 – 11.38NIS; 25 – 11.61NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: March 10, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: March 27, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 25
For Cash Consideration: 25

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Driver's License #0508-70606-423			
Shareholder:	Shen Gao	**0.0001**	**25**	**11.60**

Address: 5 Ridgefield Court
Brampton, ONT L6P 1B6
CANADA

Cash allocation
Amount regarded as paid for each share: 25 – 11.60NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: March 31, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: March 12, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 49
For Cash Consideration: 49

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Resident SO484-29604-81108			
Shareholder:	Godfredo Santiago	**0.0001**	**24**	**11.67**
			25	**11.90**
Address:	516 Ashprior Avenue Mississauga, ONT L5R 3N1 CANADA			

Cash allocation
Amount regarded as paid for each share: 24 – 11.67NIS; 25 – 11.90NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: April 4, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: April 1, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 1,250
For Cash Consideration: 1,250

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Resident			
Shareholder:	Craig Fields	**0.0001**	**1,250**	**12.98**

Address: 91 Kingsway Crescent
Etobicoke, ONT M8X 2R8
CANADA

Cash allocation
Amount regarded as paid for each share: 1,250 – 12.98NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: April 4, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: March 20, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 1,250
For Cash Consideration: 1,250

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Israeli ID # 0998540-9			
Shareholder:	Zahava Rafalowicz	**0.0001**	**1,250**	**26.58**

Address: Hooverman St #24
Tel-Aviv 64075
ISRAEL

Cash allocation
Amount regarded as paid for each share: 1,250 – 26.58NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: March 21, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: March 26, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 1,000
For Cash Consideration: 1,000

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	US Passport # 093241410			
Shareholder:	Walter Jenkins	**0.0001**	**1,000**	**14.14**
Address:	56 Duke Drive Carmel, NY 10512 U.S.A.			

Cash allocation
Amount regarded as paid for each share: 1,000 – 14.14NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: March 31, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: March 25, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 25
For Cash Consideration: 25

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian ID 3632306			
Shareholder:	Nick Spatari	**0.0001**	**25**	**11.57**

Address: 43 Coral Gable Dr.
Toronto, ONT M9M 1N8
CANADA

Cash allocation
Amount regarded as paid for each share: 25 – 11.57NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: March 31, 2002

Report of Share Issuance

Company:	Taro Pharmaceutical Industries Limited
Date of Issuance:	February 27, 2002
No. of Company:	52-002290-6
Name of Shares:	Ordinary
Symbol of Shares:	Ord.
Par Value:	NIS 0.0001
No. of Shares Issued:	750
For Cash Consideration:	750

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Israeli ID 07698315-4			
Shareholder:	Sabar Sasson	**0.0001**	**250**	**11.05**
			250	**11.33**
			250	**11.51**

Address: HaNassi HaRishon St. #42
Rehovot 76302
ISRAEL

Cash allocation	
Amount regarded as paid for each share:	250 – 11.05NIS; 250 – 11.33NIS; 250 – 11.51NIS
Reported by:	Kevin Connelly
I.D. number	
Title:	Chief Financial Officer
Date:	March 31, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: February 22, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 4,000
For Cash Consideration: 4,000

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	USA Resident			
Shareholder:	Edmund Sonnenblick	**0.0001**	**4,000**	**12.36**

Address: U.S.A.

Cash allocation
Amount regarded as paid for each share: 4,000 – 12.36NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: February 24, 2002

Taro Purchases Assets of Thames Pharmacal

Acquires ANDAs and OTC Operations

HAWTHORNE, N.Y.--May 8, 2002--Taro Pharmaceutical Industries Ltd. (NASDAQ/NMS:TARO) today announced that it has purchased substantially all the assets of Thames Pharmacal Company, Inc. ("Thames"), a privately-held New York manufacturer of prescription and over-the-counter pharmaceuticals.

Thames had sales of approximately $9 million in 2001. The transaction was effected through a cash consideration of less than one times 2001 sales. The acquired assets include the rights to all of Thames' generic prescription and over-the-counter ("OTC") products, as well as Thames' laboratories and manufacturing operations.

Thames manufactures and markets a number of dermatologic prescription and OTC generic products, which complement Taro's broad line of topical corticosteroids and antifungal products. "We expect to achieve considerable leverage through the integration of Thames' product portfolio into Taro's sales and marketing programs," said Robert Mauro, Group Vice President of Sales for North America, Taro Pharmaceuticals U.S.A., Inc. "We also have the opportunity to optimize the manufacturing of Thames' products through the integration of our two companies."

Advest, Inc. served as financial advisors to Thames in the transaction.

About Thames

Thames, established in 1978, employs approximately 60 people in its leased facilities, which include laboratories, manufacturing and warehousing operations in Ronkonkoma, New York.

Thames' facilities and operations have been regularly inspected and its Abbreviated New Drug Applications have been approved by the United States Food and Drug Administration. Thames sells principally to distributors, wholesalers, and retail drug chains. Its products are available under the Thames label or in private label packaging. In addition, Thames manufactures products for other pharmaceutical companies, including custom formulations.

Contact Information

Effective immediately, Thames products will be sold by a wholly owned subsidiary of Taro called Thames Pharmaceuticals, Inc. Customers and suppliers should contact Thames as they have in the past.

Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that are not describing historical facts, such as comments describing what the company or its officers "expect," or comments describing an "opportunity," or similar statements; comments concerning Taro's expectations regarding the acquisition of the assets of Thames Pharmacal, including comments concerning the sales potential of Thames' products, the use of Thames' product portfolio to leverage

Taro's marketing programs, the complementary nature of the product lines of Thames and Taro, and the integration of the operations of Thames and Taro. Although Taro believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include the viability of Thames' operations following Taro's acquisition of Thames assets, difficulties in integrating the operations of Thames and Taro, non-acceptance of Thames products in the marketplace, industry and market conditions, slower than anticipated regulatory approval of new generic products, other regulatory actions, slower than anticipated penetration of new markets, changes in the Company's financial position, the situation in the Middle East and other risks detailed from time to time in the Company's SEC reports, including its Prospectus dated October 1, 2001.

--30--

CONTACT: Taro Pharmaceutical
Kevin Connelly, 914/345-9001, ext. 338
Daniel Saks, 914/345-9001, ext. 208

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taro Pharmaceutical Industries Ltd.

Date: May 15, 2002

By: Kevin Connelly
Kevin Connelly
Vice President and Chief
Financial Officer